Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel 011 294 9106
Fax 011 295 9106
Website www.nedcor.co.za

03 DEC 10 AM 7:21

NEDCOR

03045074

27 November 2003

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

SUPPL

Dear Sir

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant To Rule 12g3-(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange news service (SENS), being Nedcor's trading statement, cautionary announcement and update on its strategic recovery programme.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc. Stephen I. Siller

dlw 1/6

NEDCOR

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1966/010630/06
JSE share code: NED ISIN code: ZAE000004875

NEDCOR – TRADING STATEMENT, CAUTIONARY ANNOUNCEMENT AND UPDATE ON STRATEGIC RECOVERY PROGRAMME

1. **Trading statement**

Nedcor Limited ("Nedcor" or "the group") provides the following trading update for the period from 1 January 2003 to 31 October 2003 ("the period").

Financial strength

Nedcor's balance sheet at 31 October 2003 is strong and substantial, with shareholders' funds of over R19 billion. The group remains adequately capitalised with a capital adequacy ratio in excess of the statutory level of 10%. The current offering of further preference shares in Nedbank Limited ("Nedbank"), which strengthens primary capital, exceeded the initial target of R500 million and an announcement in this regard will be made shortly. In addition to the preference share issue, the group is further streamlining and strengthening its capital by the optimisation of capital structures, issues of secondary and tertiary capital, and the sale of certain non-core assets, such as the Dimension Data plc and Canal Walk sales already announced.

Headline earnings per share before translation losses and merger costs ("core earnings")

On 15 September 2003 the group indicated in an update to align market and analyst forecasts that, based on actual earnings for eight months, second half core earnings per share (pre-AC133) were unlikely to be less than the 445 cents of the first half. Based on current forecasts after 10 months of actual results, the group's core earnings (pre-AC133) for the full year are now estimated to be materially (between 10% and 30%) lower than 890 cents per share.

Nedcor will be reporting earnings on a post-AC133 basis this year, while the comparatives are reported on a pre-AC133 basis.

Post-AC133 core earnings will be greater than they are pre-AC133, mainly due to the effects of lower interest rates. Nevertheless, while not directly comparable, they are likely to be materially (10% to 30%) less than the current analysts' consensus forecast of 980 cents per share (which analysts have determined on a pre-AC133 basis).

Despite this, the group remains solidly profitable. The recovery programme outlined below, together with the increasing realisation of merger synergies and improvements flowing from structural funding, will help to restore Nedcor's earnings.

The main reasons for the lower earnings estimates, compared with the September update, are as follows:

- Net interest income is lower than expected, primarily as a result of muted asset growth and the continued reduction in interest rates. This has impacted Nedcor due to the present structure of the funding book.
- Non-interest earnings continue to be well below expectations.
- The expense reduction drive initiated earlier in the year has not yet yielded the full savings originally anticipated.

Bad debt charges are in line with expectations and the group's earlier communications to the market.

Commentary on performance for the period

Factors that have affected Nedcor's performance over the 10-month period include general economic conditions, structural funding issues in Nedcor's balance sheet and certain operational issues.

Economic conditions:

- Interest rates remained high during the first half of the year, constraining the overall demand for credit, but have declined by 500 basis points since June 2003. This rate decline has had a negative impact on the group's interest margin. Lower interest rates have, however, stimulated retail credit demand and have led to an improvement in bad debt arrears.
- The rand has continued to strengthen, particularly against the US dollar. This has had a marked impact on all divisions with foreign currency earnings, particularly in Wealth Management, which has also been impacted by weak equity markets and investment flows in the first half of the year.
- The climate for investment banking and structured finance deals has been subdued.

Structural funding issues:

- When BoE was acquired, R5,8 billion of the purchase consideration was paid in cash, funded by increased Nedcor debt. The success of the merger is dependent upon the ultimate extraction of merger synergies by 2006, while the cost of the increased debt is incurred on acquisition. There is an inherent timing differential in the dynamics of this structure. This means that the gearing benefits will be earnings enhancing in the longer term as merger synergies are realised, but there is a short-term cost to group results.
- Funding for the acquisition of BoE and the strengthening of the group's capital came mainly from R4 billion of callable notes at a fixed rate of 13,5% and R2 billion of preference share capital. Both these forms of financing served to increase the group's capital. The preference share capital raised is a cheaper form of capital than ordinary share capital and, assuming growth in earnings, becomes relatively cheaper over time, but is more expensive than normal debt funding. The preference dividends are well covered by the estimated attributable earnings for the year. The fixed rate unhedged nature of the R4 billion callable notes, together with a further R2 billion callable notes raised in 2001 at a fixed rate of 11,3%, is having a negative impact on the group's margin in a declining interest rate environment.
- The funding book was lengthened at fixed rates to strengthen the liquidity profile during the merger, to raise funds to repay the Reserve Bank for funding BoE received during that group's liquidity squeeze in 2002 and to fund merger costs. Merger costs will exceed synergy benefits until 2004. In a declining interest rate environment this has had a negative impact on the margin. The group's longer-dated fixed deposits are steadily maturing and are being repriced at much lower interest rates, assisted by strong liquidity flows. However, the benefits of this reduction will only be fully evident in the margin in 2004.

Operational issues:

- Our continued primary focus during the merger process has been on retaining clients as opposed to growing the book, which has led to low asset growth. Muted asset growth, combined with a squeeze in the interest margin, has resulted in net interest income being lower than expected.
- Non-interest revenue is well below expectations as adverse market conditions have constrained opportunities for the realisation of private equity and investment banking assets and for generating advisory fees and trading profits. Significant items of non-interest revenue disclosed separately by Nedcor Investment Bank Holdings Limited last year have also not been repeated in the period. Non-interest revenue in offshore operations has been adversely impacted due to the continued strengthening of the rand.
- Expense growth, excluding merger and restructuring costs, has been reasonably contained, despite increased depreciation on recently commissioned technology projects. However, the cost-to-income ratio has increased as a result of lower revenue growth. This negative gearing effect of expense growth exceeding income growth has further impacted earnings. The group continues to focus on its internal expense reduction drive, with a key focus of the recovery programme being to reduce costs.
- Credit quality, including unsecured microloans, has generally been satisfactory, despite the high interest rate environment in the first half of the year, and the charge against income for impairments is stable. Credit exposures that have a dependency on the rand exchange rate are being closely watched, in particular those that are export-oriented and in the aviation industry.
- Taxation has increased significantly as the benefit of assessed losses, compared with last year, has diminished, opportunities for structured finance transactions are more limited and the tax net has widened to include all foreign income.

In summary, based on the unaudited management accounts on a pre-AC133 basis:

- advances at October 2003 have grown year on year by 4,3%;
- retail deposit growth year on year to October 2003 was 13,9%;
- net interest income for the period to October 2003 amounts to R5,6 billion; and
- non-interest revenue for the period to October 2003 amounts to R6,1 billion.

Headline earnings

Current headline earnings include charges for merger costs and translation losses. Merger costs are in line with expectations, but are higher than last year. Translation losses amount to approximately R1,1 billion for the 10 months to October (2002: R711 million for the full year), due to the strengthening of the rand from R8,60/US$1 at 31 December 2002 to R6,90/US$1 at 31 October 2003. Consequently, headline earnings per share will be substantially (more than 30%) lower than last year's headline earnings per share of 1 021 cents.

Restatement of unaudited AC133 interim results

Since the half year, the AC133 transitional adjustment to opening reserves has been reviewed and refined. This has resulted in a reduction in fair value write-downs and increased bad debt impairments. The net effect on the opening reserves is insignificant. However, the core earnings on a post-AC133 basis for the six months ended 30 June 2003 were impacted, with a R210 million lower fair value adjustment resulting in restated core earnings of R1 320 million (previously R1 530 million), or 487 cents per share (previously 565 cents per share).

As the concepts underlying AC133 are still being refined by the industry and the accounting profession, the impact of adopting AC133 on the 2003 financial results will be finalised only when Nedcor reports its final results.

Reported pre-AC133 core earnings of R1 204 million for the half year are unaffected by these changes.

Changes in the basis of accounting

Apart from introducing AC133 this year, if accounting standard AC112 (IAS21) is revised and introduced in South Africa before the end of the year, most translation gains and losses, currently reflected in the income statement, will be accounted for directly in reserves.

In addition, Nedcor will discontinue the practice of paying a portion of bonuses in shares. This former practice, like share options, resulted in the bonus charge being accounted for as a dilution in earnings per share rather than as a direct charge to the income statement. The dilution was only effective in subsequent years.

Dividend

The group plans to set its final dividend so that total dividends for the year reflect the current profitability. Dividends will increase as earnings recover. Accordingly, the board plans to maintain the 2003 ordinary dividend cover at approximately 2, 6 times, based on post-AC133 core earnings. In view of the anticipated lower earnings, the final dividend will therefore be lower than the final dividend of 305 cents per share declared for the 2002 financial year. In order to strengthen the group's capital adequacy position further, the group is considering offering shareholders the alternative of either a capitalisation issue or a cash dividend. Old Mutual plc, the group's holding company, has indicated that, if given the option, it would elect to take up the capitalisation issue.

2. **Cautionary announcement**

The aforementioned earnings and capital adequacy information has not been reviewed or reported on by the group's auditors. Accordingly, holders of Nedcor shares are advised to exercise caution in their security dealings until the group publishes its 2003 results in February 2004.

3. **Strategic recovery programme under way**

When Tom Boardman was appointed Chief Executive designate in October, he outlined a broad five-point recovery programme that had been agreed with the Nedcor Board. The key elements of the programme are the following:

- Review Nedcor's strategy and ensure the business is positioned for earnings recovery. This will involve a review of all strategies over time.
  - A decision in principle has already been taken by the boards of Nedcor and Peoples Bank, and agreed to by the minorities of Peoples Bank, to investigate the most effective method of integrating their retail businesses to achieve a greater level of critical mass and cost efficiencies. This would include the consolidation of the banking licences (subject to regulatory approval) and, most importantly, also advance the black economic empowerment transformation of Nedcor itself.
  - Furthermore, a decision has been taken to sell Chiswell Associates Limited, an asset management company in London acquired through the BoE merger.
  - The operations division will be more closely aligned with the line businesses.
  - Work has also commenced on the review of other joint ventures and technology investments.

- Review the executive team, the management processes and the management model.

  The group is being restructured in line with changes to the strategy, and new appointments have been made to the Group Executive Committee ("Exco"). As a result seven new Exco members have been appointed. These are: Brian Kennedy, Graham Dempster, Ivan Mzimela, Nolitha Fakude, Pete Backwell, Len de Villiers and Rob Shuter.

  Nedbank Corporate will be reorganised and the current nine business units will be amalgamated to form two new businesses, namely Investment Banking and Corporate Banking.

  The Chief Executive of Nedbank Corporate, Derek Muller, will oversee the transition of the division into the new structure. In addition, he will take on a new role in the Nedcor Chief Executive's office, where he will be responsible for group human resources, the implementation of the Financial Services Charter into Nedcor, and corporate client relations.

  Brian Kennedy will be accountable for the Investment Banking unit and Graham Dempster the Corporate Banking Division. Ivan Mzimela will continue to head the Group Human Resources Division and Nolitha Fakude has been appointed to drive the implementation of the Charter initiatives.

  Pete Backwell will be accountable for Retail and Wealth Management. Lot Ndlovu will continue to head Peoples Bank.

  Stuart Morris continues as Group Financial Director until next year, after which a successor will be appointed. Stuart will then take on responsibility for group risk, including the Basel II implementation programme.

  Izak Botha will continue to be accountable for the M&R process and Group Capital Management. It is intended that capital management will ultimately become part of the new Group Financial Director's responsibilities.

  Tony Routledge advised the Chairman and Chief Executive earlier this year that he will be retiring on 31 December 2003. With this retirement, Rob Shuter will take on responsibility for Corporate Affairs, including Communications, Marketing and Group M&A activities.

  Barry Hore will be accountable for Technology Product Process and Management Services, which includes the card processing business. Barry will also work closely with the Chief Executive to manage the recovery programme.

  Operations will be separated from technology and Len de Villiers will be accountable for the division.

  The new incumbents will join the Exco with immediate effect. Further changes are expected to be made to the Exco over the forthcoming months.

- Deliver on the merger targets.

  It is essential that the group extracts the full potential value of merger synergies. The merger and integration with BoE is well on track in terms of the previously published timetable. The group continues to realise synergies slightly ahead of initial timetables, while cost estimates remain within the levels communicated at the time of announcing Nedcor's interim results. Overall, annual operating synergy benefits of R700 million (previously R660 million) a year are anticipated from 2006, while the estimate of total merger expenditure, which should be completed in 2004, remains at R868 million.

- Practice a culture of transparency with a responsible approach to stakeholder reporting.

  The group is currently reviewing its performance measurements, cost and capital allocation methodologies and transfer pricing to ensure accountability of staff within Nedcor. A focus will be on creating a high performance culture with high aspirations, a common vision and accountability.

- Deliver client service excellence through tracking client satisfaction, training, client-focused products, improved cross-selling and division specific initiatives.

  The recovery plans set out to simplify the strategy, focus on the basics, lay the correct platform for growth of the business going forward and focus on improved client service. It will make Nedcor a preferred place to work and encourage an empowered culture of accountability and transparency.

The board is confident that the newly-appointed executive team has the ability to deliver the desired results from the strategic recovery programme and successfully complete the merger process. This should lead to Nedcor being restored to its leadership position in the banking industry.

Sandton
17 November 2003